Exhibit 99.3

LODGING FUND REIT III, INC. & SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial statements represent the pro forma effects of the transactions described below.  This pro forma information should be read in conjunction with Management’s Discussion and Analysis of Financial Conditions and Results of Operations and the financial statements and notes of the Company included in the Company’s Registration Statement on Form 10 for the fiscal year ended December 31, 2018 and the Company’s interim financial statements and the notes thereto for the quarterly period ended March 31, 2019, as filed with the SEC on August 8, 2019. The two transactions below occurred on November 30, 2018, and March 19, 2019, and are included in the Company’s historical March 31, 2019 balance sheet.

Holiday Inn Express — Cedar Rapids, Iowa Acquisition

On November 30, 2018, the Company acquired a Holiday Inn Express hotel in Cedar Rapids, Iowa (“Cedar Rapids Property”) for a purchase price of $7.7 million, exclusive of closing costs and typical hotel closing date adjustments.  The Cedar Rapids Property is comprised of a 3-story structure built in 1996 and has 83 guest rooms and 228 square feet of meeting space.  The Company funded the purchase with available cash and a $5.2 million borrowing on our revolving line of credit.  The unaudited pro forma condensed combined financial information is based on the historical financial information of Gothic River Lodging, LLC (“GRL”), the seller.

Hampton Inn — Pineville, North Carolina Acquisition

On March 19, 2019, the Company acquired a Hampton Inn hotel in Pineville, North Carolina (“Pineville Property”) for a purchase price of $13.9 million, exclusive of closing costs and typical hotel closing date adjustments.  In addition to the purchase price, the seller of the property may be entitled to additional consideration if the property exceeds certain performance criteria.  At any time during the period April 1, 2020, to April 30, 2023, the seller of the property may make a one-time election to receive their additional consideration.  The variable amount of additional consideration, if any, is based on increases in net operating income for a selected 12-month period of time.  The Pineville Property is comprised of a 5-story structure built in 1997 and has 111 guest rooms and 900 square feet of meeting space.  The Company funded the purchase with available cash and the assumption of an existing loan with Goldman Sachs Mortgage Company with an outstanding balance of $9.3 million. The unaudited pro forma condensed combined financial information is based on the historical financial information of GNP Group of Pineville, LLC (“GNP”), the seller.

The unaudited pro forma combined statements of operations for the year ended December 31, 2018 and three months ended March 31, 2019, give effect to the acquisitions of the Cedar Rapids Property and the Pineville Property by the Company, as if all of these transactions had occurred on April 9, 2018, the inception date of the Company.

The unaudited pro forma condensed combined financial statements contained herein are based upon the respective historical consolidated financial statements of the Company, Gothic River Lodging, LLC and GNP Group of Pineville, LLC, and should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements included in this filing.

Lodging Fund REIT III, Inc. & Subsidiaries

Unaudited Pro Forma Combined Consolidated Statement of Operations

For the Period from April 9, 2018 (Inception) to December 31, 2018

	Lodging Fund
	REIT III, Inc. &	Gothic River			GNP Group of
	Subsidiaries	Lodging, LLC	Pro Forma		Pineville, LLC	Pro Forma
	Historical	Historical	Adjustments		Historical	Adjustments		Pro Forma
	Note 1	Note 2	Note 3		Note 2	Note 4		Combined
Revenue
Room revenue	$123,024	$1,622,896	$—		$2,958,010	$(391,664)	4(a)	$4,312,266
Other revenue	706	7,612	—		6,454	—		14,772
Total Revenues	123,730	1,630,508	—		2,964,464	(391,664)		4,327,038

Expenses
General and administrative	589,427	250,266	(155,663)	3(a)	195,613	—		879,643
Sales and marketing	334,442	171,356	—		93,592	—		599,390
Property operations	65,059	617,871	—		919,919	—		1,602,849
Franchise fees	11,412	102,012	46,873	3(b)	327,480	(99,047)	4(b)	388,730
Management fees	22,446	64,919	65,423	3(c), (d)	134,849	82,503	4(c), (d)	370,140
Acquisition expense	212,464	—	—		—	—		212,464
Depreciation	43,810	340,565	(169,258)	3(e)	223,886	103,400	4(e)	542,403
Total Expenses	1,279,060	1,546,989	(212,625)		1,895,339	86,856		4,595,619

Other Income (Expense)
Other income (expense), net	94	(33,460)	—		(391,664)	391,664	4(a)	(33,366)
Interest expense	(74,858)	(93,466)	(110,391)	3(f), (g)	(391,880)	(29,590)	4(f), (g)	(700,185)
Total Other Income (Expense)	(74,764)	(126,926)	(110,391)		(783,544)	362,074		(733,551)

Net Income (Loss) Before
Income Taxes	(1,230,094)	(43,407)	102,234		285,581	(116,446)		(1,002,132)

Income tax benefit	19,236	—	—		—	—		19,236

Net Income (Loss)	(1,210,858)	(43,407)	102,234		285,581	(116,446)		(982,896)

Net income (loss) attributable to non-controlling interest	(60,473)	—	5,112	3(h)	—	(5,822)	4(h)	(61,184)

Net Income (Loss) Attributable to Common Shareholders	$(1,150,385)	$(43,407)	$97,122		$285,581	$(110,624)		$(921,712)

Basic and diluted net income (loss) per share of common stock 3(i), 4(i)	$(3.45)							$(2.77)
Weighted-average shares outstanding - basic and diluted	332,971							332,971

Lodging Fund REIT III, Inc. & Subsidiaries

Unaudited Pro Forma Combined Consolidated Statement of Operations

For the Three Months Ended March 31, 2019

	Historical
	Lodging Fund
	REIT III, Inc. &	GNP Group of	Pro Forma		Pro Forma
	Subsidiaries	Pineville, LLC	Adjustments		Combined
Revenue
Room revenue	$601,289	$765,534	$—		$1,366,823
Other revenue	3,201	6,995	—		10,196
Total Revenues	604,490	772,529	—		1,377,019

Expenses
General and administrative	655,151	61,690	—		716,841
Sales and marketing	176,562	11,037	—		187,599
Property operations	250,698	249,307	—		500,005
Franchise fees	54,085	90,321	(24,271)	4(b)	120,135
Management fees	59,898	37,412	14,187	4(c), (d)	111,497
Acquisition expense	188,121	—	—		188,121
Depreciation	103,589	75,176	—		178,765
Total Expenses	1,488,104	524,943	(10,084)		2,002,963

Other Income (Expense)
Other income (expense), net	(40,023)	(2,343)	—		(42,366)
Interest expense	(161,502)	(92,949)	(15,135)	4(f), (g)	(269,586)
Total Other Income (Expense)	(201,525)	(95,292)	(15,135)		(311,952)

Net Income (Loss) Before Income Taxes	(1,085,139)	152,294	(5,051)		(937,896)

Income tax benefit	59,556	—	—		59,556

Net Income (Loss)	(1,025,583)	152,294	(5,051)		(878,340)

Net income (loss) attributable to non-controlling interest	(50,563)	—	6,646	4(h)	(43,917)

Net Income (Loss) Attributable to Common Shareholders	$(975,020)	$152,294	$(11,697)		$(834,423)

Basic and diluted net income (loss) per share of common stock 4(i)	$(0.65)				$(0.55)
Weighted-average shares outstanding - basic and diluted	1,504,416				1,504,416

Lodging Fund REIT III, Inc. & Subsidiaries

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

1.                        Basis of presentation

The unaudited pro forma condensed combined financial statements of the Company were prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial statements have been adjusted in the pro forma combined consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the acquisitions, (2) factually supportable and (3) with respect to the pro forma combined consolidated statements of operations, expected to have a continuing impact on the combined results following the acquisitions.

The Cedar Rapids Property and Pineville Property Acquisitions were accounted for as asset acquisitions in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of the assets acquired and liabilities assumed from the Cedar Rapids Property and Pineville Property and conformed the accounting policies of the Cedar Rapids Property and the Pineville Property to its own accounting policies.

The Cedar Rapids Property and the Pineville Property Acquisitions are reflected in the Company’s balance sheet as of March 31, 2019 included in the Company’s interim financial statements and the notes thereto for the period ended March 31, 2019. The unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2018 and for the three months ended March 31, 2019 give effect to the Cedar Rapids Property and Pineville Property Acquisition as if the transactions took place as of April 9, 2018, and combine the historical results of the Company, the Cedar Rapids Property and the Pineville Property.

The pro forma condensed combined financial statements do not necessarily reflect what the combined Company’s results of operations would have been had the acquisitions occurred on the date indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined Company. The actual financial results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The pro forma condensed combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of the Cedar Rapids Property and the Pineville Property as a result of restructuring activities and other planned cost savings initiatives following the completion of the acquisitions.

2.                        Description of the Transactions

Cedar Rapids Acquisition

On November 30, 2018, the Company acquired the Cedar Rapids Property pursuant to the purchase and sale agreement between the Company and GRL for a purchase price of $7.7 million and incurred $158,333 of capitalized acquisition costs. The acquisition was funded with a combination of (1) proceeds from borrowing on a line of credit in the principal amount of $5.2 million; and (2) cash on hand as of November 30, 2018 from proceeds from the sale of shares of common stock of the Company in the Private Offering.

Pineville Acquisition

On March 19, 2019, the Company acquired the Pineville Property pursuant to the purchase and sale agreement between the Company and GNP for a purchase price of $13.9 million, incurred $303,744 of capitalized acquisition costs and assumed the outstanding loan of $9.3 million. In addition to the purchase price, the seller of the property may be entitled to additional consideration if the property exceeds certain performance criteria.  At any time during the period April 1, 2020, to April 30, 2023, the seller of the property may make a one-time election to receive their additional consideration.  The variable amount of additional consideration, if any, is based on increases in net operating income for a selected 12-month period of time.  The acquisition was funded with a combination of (1) the assumed mortgage loan in the principal amount of $9.3 million; and (2) cash on hand as of March 19, 2019 from operations and proceeds from the sale of shares of common stock of the Company in the Private Offering.

3.                        Pro forma adjustments (Cedar Rapids Acquisition)

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to the transactions as if the acquisitions of the Cedar Rapids Property by the Company had occurred on April 9, 2018.

(a)         Represents adjustments in legal fees that were associated with the seller’s disposition costs.

(b)         Represents adjustments in franchise fees as the result of the Cedar Rapids Property entering into new franchise fee agreement.

(c)          Represents adjustments in management fees which would have been charged under the Company’s management agreement with NHS as compared to the management fees historically charged to the previous owner under the terms of their management agreement.

(d)         Represents adjustments in the year ended December 31, 2018 of annual asset management fees under the Company’s Advisory Agreement with Legendary Capital REIT III, LLC (the “Advisor”) equal to 0.75% of asset cost.

(e)          Represents adjustments of the estimated depreciation for the hotel based on the allocation of the Company’s purchase price and assignment of useful lives.  Buildings are depreciated over the estimated useful life which is 40 years.  Land improvements and building improvements are depreciated over estimated useful lives which are 15 years, and furniture, fixtures and equipment are depreciated over 3-7 years.

(f)           Represents adjustments of the estimated amortization of the financing fees on a straight-line basis.  Estimated financing fees are amortized to interest expense over the term of the financing agreement using the straight-line method, which approximates the effective interest method.

(g)          Represents adjustment to reflect an increase of interest expense due to an increase in borrowing under our lines of credit.  The interest rate used was 5.60%

(h)         Represents adjustments for the allocation of results between the controlling interest and the noncontrolling interests based on the noncontrolling interest weighted average ownership of 5% for the year ended December 31, 2018.

(i)             Represents adjustments of earnings per share.

4.                        Pro forma adjustments (Pineville Acquisition)

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to the transactions as if the acquisitions of the Pineville Property by the Company had occurred on April 9, 2018.

(a)         Represents adjustments reducing historical room revenues and expenses for gross ups related to sales and use tax.  The Company has conformed the accounting policies of the Pineville Property to its own accounting policies. The Company’s policy is to record revenues net of any sales and occupancy taxes collected from the hotel guests.

(b)         Represents adjustments in franchise fees as the result of the Pineville Property entering into new franchise fee agreement.

(c)          Represents adjustments in management fees which would have been charged under the Company’s management agreement with NHS as compared to the management fees historically charged to the previous owner under the terms of their management agreement.

(d)         Represents adjustments in the year ended December 31, 2018 and the three months ended March 31, 2019, respectively, of annual asset management fees under the Company’s Advisory Agreement with Legendary Capital REIT III, LLC (the “Advisor”) equal to 0.75% of asset cost.

(e)          Represents adjustments of the estimated depreciation for the hotel based on the allocation of the Company’s purchase price and assignment of useful lives.  Buildings are depreciated over the estimated useful life which is 40 years.  Land improvements and building improvements are depreciated over estimated useful lives which are 15 years, and furniture, fixtures and equipment are depreciated over 3-7 years.

(f)           Represents adjustments of the estimated amortization of the financing fees on a straight-line basis.  Estimated financing fees are amortized to interest expense over the term of the financing agreement using the straight-line method, which approximates the effective interest method.

(g)          Represents adjustment to reflect interest expense related to the outstanding debt assumed by the Company.

(h)         Represents adjustments for the allocation of results between the controlling interest and the noncontrolling interests based on the noncontrolling interest weighted average ownership of 5% for the year ended December 31, 2018 and the three months ended March 31, 2019.

(i)             Represents adjustments of earnings per share.